UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of March 2019

Commission File Number:  1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization

Corporate Taxpayer Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade – NIRE 3330029520-8

Publicly-held Company

Esteemed Shareholders,

Oi S.A. – In Judicial Reorganization (“Company”), pursuant to CVM Instruction No. 481/09, as amended, discloses to the shareholders and the market in general the consolidated voting statement for the remote voting bulletin for the exercise of voting rights at the Extraordinary General Shareholders’ Meeting (Assembleia Geral Extraordinária, or “AGE”) called for March 19, 2019.

The Company informs that it has not directly received voting ballots in accordance with CVM Instruction No. 481/09, and also clarifies that the exercise of the voting right via the completion and delivery of a remote voting ballot does not impede a shareholder’s ability to attend the AGE and exercise the vote in person, in which case the AGE Board will disregard the remote voting instruction, pursuant to Article 21-W, paragraph 5, item I, of CVM Instruction No. 481/09.

The Company emphasizes that it will verify shareholding positions, as is custom for its General Shareholders’ Meetings, to confirm the shareholding positions of the shareholders that choose to exercise their vote by completing and delivering a remote voting ballot, taking into consideration the most recent position of each shareholder that is available to the Company (or, in its absence, the shareholding position as informed by the depositary agent of the Company’s shares, pursuant to Article 21-T, item II, section "a” of CVM Instruction No. 481/09) for the computation of the votes.

The Company also warns that the information contained in the summary voting statement published in accordance with the provisions of Article 21-W, third paragraph, of CVM Instruction No. 481/09, may not represent the results of the votes with respect to the matters that will be submitted for deliberation at an AGE, according to the Call Notice published on February 15, 2019, considering that such summary voting statement comprises only the votes cast by remote voting.

Rio de Janeiro, March 18, 2019.

Oi S.A. – In Judicial Reorganization

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial Officer and Investor Relations Officer

Consolidated Voting Statement

Extraordinary General Shareholders’ Meeting – March 19, 2019 at 10 a.m.

Agenda Item	Description of Deliberation	Voting Position	Total Number of Shares
(1)	To ratify the appointment and engagement of Valore Consultoria e Avaliações Ltda. (“Meden”), as the firm responsible for the appraisal report of the book value of the shareholders’ equity of Copart 5 Participações S.A. (“Copart 5”), a wholly-owned subsidiary of the Company, to be merged into the shareholders’ equity of the Company (“Appraisal Report”)	Approve	395,799,097
		Reject	1,136,829
		Abstain	666,917
(2)	Review, discuss, and vote on the Appraisal Report prepared by Meden	Approve	395,799,097
		Reject	1,136,829
		Abstain	666,917
(3)	Review, discuss, and vote on the Protocol of Merger and Instrument of Justification (Protocolo e Justificação de Incorporação) of Copart 5 into Company (“Protocol of Merger and Instrument of Justification”), and all exhibits thereto, which set forth the terms and conditions of the merger of Copart 5 into the Company, accompanied by the relevant documents	Approve	396,935,926
		Reject	-
		Abstain	666,917
(4)	Vote on the proposal of merger of Copart 5 into the Company, without change in the capital stock or issuance of new shares of the Company	Approve	395,799,097
		Reject	1,136,829
		Abstain	666,917
(5)	To approve the amendment of the of article 5 of the Bylaws to reflect the Capital Increases approved by the Board of Directors within the authorized capital limit, under the terms of the Judicial Reorganization Plan and the Backstop Agreement	Approve	396,935,926
		Reject	-
		Abstain	666,917
(6)	Ratify the election of a member nominated to the Board of Directors at the Board of Directors Meeting held on October 04, 2018, in the form provided for in Article 150 of Law 6,404/76	Approve	395,799,097
		Reject	1,136,829
		Abstain	666,917

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2019

OI S.A. – In Judicial Reorganization

By:  /s/ Carlos Augusto Machado Pereira de Almeida Brandão

Name: Carlos Augusto Machado Pereira de Almeida Brandão

Title: Chief Financial Officer and Investor Relations Officer